UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Voya Prime Rate Trust
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

92913A100
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92913A100	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,070,534[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,070,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,070,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%[2]
14	TYPE OF REPORTING PERSON PN; IA

_________________________

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2 The percentages used herein are calculated based upon 147,787,691 shares of common stock outstanding as of 8/31/2019, as disclosed in the company's Form N-CSRS filed on November 8, 2019.

CUSIP No. 92913A100	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,070,534[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,070,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,070,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%[4]
14	TYPE OF REPORTING PERSON IN

_________________________

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information

4 The percentages used herein are calculated based upon 147,787,691 shares of common stock outstanding as of 8/31/2019, as disclosed in the company's Form N-CSRS filed on November 8, 2019.

CUSIP No. 92913A100	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,070,534[5]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,070,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,070,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%[6]
14	TYPE OF REPORTING PERSON OO

____________________________

5 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

6 The percentages used herein are calculated based upon 147,787,691 shares of common stock outstanding as of 8/31/2019, as disclosed in the company's Form N-CSRS filed on November 8, 2019.

CUSIP No. 92913A100	13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the SEC on 10/16/19, as amended by Amendment No.1 filed on 11/4/19, Amendment No. 2 filed 11/18/19, and Amendment No. 3 filed 11/21/19, and Amendment No. 4 filed on 12/23/19, with respect to the common shares of Voya Prime Rate Trust. This Amendment No. 5 amends Items 3, 4, 5, and 7, as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $135,818,158 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 10, 2020, Saba Capital sent a letter to the Issuer containing a stockholder proposal under Rule 14a-8 requesting that the Board of Directors consider authorizing a self-tender for 40% of the outstanding Common Shares of the Issuer at or close to net asset value. A copy of the letter is attached as Exhibit 2.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 147,787,691 shares of common stock outstanding as of 8/31/2019, as disclosed in the company's Form N-CSRS filed 11/08/2019.

CUSIP No. 92913A100	13D/A	Page 6 of 8 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the filing of Amendment No. 4 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 2:	Stockholder Proposal Submitted under Rule 14a-8.

CUSIP No. 92913A100	13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2020

SABA CAPITAL Management, L.P.

	By:	/s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC

	By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Signatory

BOAZ R. WEINSTEIN

	By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 92913A100	13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale (excluding brokerage commissions) of Common Shares which was effectuated by the Reporting Persons since filing of Amendment No. 4 filing on December 23, 2019. All transactions were effectuated in the open market through a broker.

Trade Date	Common Stock Purchased (Sold)	Price Per Share Common Share ($)
1/9/2020	70,920	5.06
1/8/2020	1,479,055	5.06
1/7/2020	242,928	5.05
1/6/2020	115,105	5.03
1/3/2020	152,683	5.02
1/2/2020	95,435	5.02
12/31/2019	105,168	5.01
12/30/2019	244,926	5.00
12/27/2019	29,033	5.00
12/26/2019	261,871	5.00
12/24/2019	84,951	4.99
12/23/2019	174,126	5.00

EXHIBIT 2

Stockholder Proposal Submitted Under Rule 14a-8

January 10, 2020

VIA EMAIL TO HUEY.FALGOUT@VOYA.COM

Huey P. Falgout, Jr.

Senior Vice President, Secretary

Voya Prime Rate Trust

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Re: Voya Prime Rate Trust (the “Fund”)

Dear Mr. Falgout:

Saba Capital Management, L.P. (“Saba”) is the investment adviser to Saba Capital CEF Opportunities 1, Ltd. (the “Saba Fund”), which holds 4,433,630 common shares, no par value per share of the Fund (the “Common Shares”). Collectively, Saba and its affiliates may be deemed to beneficially own approximately 28.0 million or approximately 19.0%, of the outstanding Common Shares of the Fund.

This letter shall serve as notice to the Fund as to Saba’s timely submittal, on behalf of the Saba Fund, of a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the “Exchange Act”) for presentation to the Fund’s shareholders at the Fund’s next annual meeting of shareholders anticipated to be held during or around July 2020, or any postponement or adjournment thereof (the “Meeting”).

Saba’s Rule 14a-8 shareholder proposal (the “Proposal”) is as follows:

PROPOSAL

“BE IT RESOLVED, that the shareholders of Voya Prime Rate Trust (the “Fund”), requests that the Board of Directors (the “Board”) consider authorizing a self-tender offer for 40% of the outstanding shares of the Fund at or close to net asset value (“NAV”).”

SUPPORTING STATEMENT

According to the Fund’s Annual Report, filed on May 8, 2019, when compared to the other funds in its Morningstar category, the Fund ranked in the fifth (lowest) quintile of its benchmark for the one-year, three-year and five-year periods; the Fund ranked in the fourth (second to lowest) quintile of its benchmark for the 10-year period.

When funds underperform, investors require: (1) a thoughtful and thorough explanation of management’s recent decisions, and (2) the board’s plan going forward. We believe that the Fund’s excessive discount level indicates that the market has lost faith in the Fund’s adviser’s ability to significantly add to shareholder value. We also believe the Board has done little to address the Fund's poor performance and that shareholders should have the opportunity to realize a price for their shares of common stock close to NAV. Toward that end, Saba believes the Board should consider authorizing a self-tender offer for 40% of the shares outstanding at or close to NAV.

The Fund and Board are likely to come up with a litany of arguments against this proposal but the simple fact of the matter is that the Board has not been able to effectively manage the Fund’s discount. For these reasons, we recommend voting "FOR" this proposal.

END OF PROPOSAL

We began purchasing Common Shares as early as August 2018. As is required by Rule 14a-8 of the Exchange Act, attached are letters from National Financial Services verifying that the Saba Fund has continuously and beneficially owned Common Shares having a market value of $2,000 or more for at least one year prior to the date of the submittal of the above Proposal. The Saba Fund intends to continue to hold the Common Shares referenced through the date of the Meeting.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

Michael D’Angelo
General Counsel